ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-held Company NIRE 35300010230

Call notice

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

The Stockholders of **ITAÚ UNIBANCO HOLDING S.A.** ("Company") are hereby invited by the Board of Directors to attend the **Extraordinary General Stockholders' Meeting** to be exclusively held online on October 31, 2024 at 3:00 p.m., with the purpose to:

1. Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of IUPP S.A. into the Company are established, as of the base date of June 30, 2024;

2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of IUPP S.A. to be merged into the Company;

3. Resolve on the appraisal report, based on the balance sheet of IUPP S.A. as of June 30, 2024;

4. Resolve on the merger of IUPP S.A. into the Company, with no increase of the Company's capital stock, in accordance with the "Protocol and Justification":

5. Update the Stock Grant Plan, which consolidates the general rules related to long-term incentive programs involving the granting of shares to management members and employees of the Company and its direct or indirect controlled companies; and

6. Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions.

The full description of the matters proposed, as well as their justification, is found in the General Stockholders' Meeting's Manual.

The documents to be reviewed are available to stockholders on the Company's investor relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via the email ri@itau-unibanco.com.br.

The Stockholders' Meeting will be held online with the *link* and access instructions to be provided by the Company to stockholders who send the documents below by October 29, 2024 to the email address drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of association/bylaws and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Stockholders may be represented at the Stockholders' Meeting by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy forwards their identity document,

the documents listed above and the corresponding proxy with signature notarized by a public notary's office.

We clarify that it is not mandatory that the representative of the legal entity stockholder be a stockholder, a Company's management member or a lawyer and that the documents issued abroad be consularized or apostilled and be accompanied by the respective sworn translation.

The Company recommends that stockholders represented by proxies also send, by October 29, 2024, a copy of the documents listed above to the email address drinvest@itau-unibanco.com.br.

Stockholders may also participate in the Meeting through the remote voting form, to be sent **(i)** directly to the Company, or **(ii)** to their corresponding custody agents, in the case shares are deposited at a central depository, or **(iii)** to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in case shares are not deposited at a central depository, according to the procedures described in the General Stockholders' Meeting's Manual.

São Paulo (SP), September 30, 2024.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer